

September 30, 2013

By U.S. Mail and facsimile 212-403-2314

David E. Shapiro
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

Re: CBS Outdoor Americas Inc. ("the company")
        File. No.: 333-189643

Dear Mr. Shapiro:

In your letter dated September 20, 2013 on behalf of the company, you request that the staff concur with the proposed financial statements of the company. In its initial public offering on Form S-11, the company presents the combined consolidated financial statements that consist of all of the entities that will comprise the registrant at the time of effectiveness. The company requests that the staff accept this presentation instead of the separate financial statements of the registrant and of the entities to be reorganized prior to effectiveness. All of the contributed entities are under common control.

The staff would not object to the proposed presentation of the company's financial statements, provided the company revises Note 1 to the financial statements to state that the reorganization will be complete prior to effectiveness. The staff's conclusion is based solely on the information provided in your letter. Different or additional material facts could result in a different conclusion. If you have any questions concerning this letter, please call me at 202-551-3511.

Sincerely,

Louise M. Dorsey
Associate Chief Accountant